UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2010

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    ☐    40-F    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:     ☐    No:    ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 10, 2010

1

SIERRA WIRELESS™

Q3 2010

UNITED STATES GAAP

Third Quarter Report

For the three and nine months ended September 30

AirCard®

AirPrime™

AirLink™

AirVantage™

Report to Shareholders

Strong year-over-year revenue growth from both our Machine-to-Machine (“M2M”) and Mobile Computing lines of business, combined with a continued focus on cost management, resulted in better than expected earnings in the third quarter of 2010.

Overall, I am very pleased with the results that our company produced in the third quarter of 2010.

Our revenue in the quarter was a record $172.7 million, an increase of 27% compared to $135.7 million in the third quarter of 2009 and an increase of 9% compared to $159.1 million in the second quarter of 2010.   M2M revenue was $76.1 million, up 42% compared to $53.8 million in the third quarter of 2009.   Mobile Computing revenue was $96.6 million, up 18% compared to $81.9 million in the third quarter of 2009.

On a GAAP basis, gross margin was 28.3%, operating expenses were $51.2 million, loss from operations was $2.2 million and our net earnings were $0.7 million, or diluted earnings per share of $0.02, for the third quarter of 2010.    On a non-GAAP basis, gross margin was 28.4%, operating expenses were $41.3 million, earnings from operations were $7.8 million and net earnings were $6.5 million, or diluted earnings per share of $0.21.

Also in the third quarter, we announced a new business unit-based organization structure designed to sharpen our focus on customers and further accelerate profitable growth.

M2M Business

Our M2M business includes our AirPrimeTM Embedded Modules (excluding revenue from PC OEM customers), AirLinkTM Intelligent Gateways and Routers, and AirVantageTM Services Platform and Solutions.

In the third quarter of 2010, M2M revenue was $76.1 million, up 42% compared to $53.8 million in the third quarter of 2009 and down 9% on a sequential basis from the second quarter.  The year-over-year growth was driven by broad-based demand from our diversified customer base, covering many different vertical market segments.

We hold the #1 global market share position in M2M and we continued to build on that leadership during the quarter.  In our M2M Embedded Solutions Business Unit, we were awarded multiple new OEM design wins, including large opportunities with key customers in the automotive, payment, networking, energy and consumer segments, and we launched the AR series, a new line of automotive grade wireless modules specifically designed for telematics, infotainment and navigation.  In our Solutions & Services Business Unit, we had another record revenue quarter for AirLink™ Intelligent Gateways and Routers, including solid contribution from our growth initiatives in Europe and Asia, and we announced that Telus, a wireless operator in Canada, has selected our AirVantage™ Services Platform to help them provision, manage and deploy M2M solutions on their network.  This win is a significant milestone, as it provides an important demonstration of the readiness of our M2M software-as-a-service platform to support millions of connected devices.

Mobile Computing Business

Our Mobile Computing business includes AirCard® Mobile Broadband Devices, as well as revenue from our AirPrimeTM Embedded Modules sold to PC OEM customers.

In the third quarter, we had exceptional performance in Mobile Computing.  Our Mobile Computing revenue was $96.6 million, up 27% sequentially from second quarter revenue of $75.5 million, and up 18% compared to $81.9 million in the third quarter of 2009.   This growth was driven by continued strong demand for our dual-mode EVDO/WIMAX products, including the Overdrive mobile hotspot as well as the AirCard® 250U, which was launched in the second quarter by both Sprint and Clearwire.  We also saw strong revenue contribution and significant new product launch activity in our HSPA+ product lines.

Overall, we believe our strong channel positions at key operators, recent new product launches, a strong product pipeline and new design wins leave us well positioned to capture the 4G mobile broadband opportunity.  We recently launched a new device with AT&T — called Shockwave — as the successor to the highly successful Lightning product.   Supporting 21 Mbps HSPA+ standards, Shockwave is the highest performing device in the AT&T portfolio and is now being promoted in all channels.  We commenced volume shipments of the world’s first dual-carrier HSPA+ device during the third quarter.  Launched by Telstra in all channels, the device is receiving significant promotional attention.   In addition, we announced our first LTE products, a series of embedded modules covering all LTE technology and band combinations globally, and secured our first design wins for these products.  We have also been awarded new channel slots with operators for our LTE 4G AirCard® products, which we expect to launch in 2011.  Finally, we have now secured design wins with three Tier 1 PC OEMs.  We expect these channel awards and design wins to contribute significantly to our 2011 results.

Outlook

In the third quarter of 2010, we delivered record revenue and better than expected earnings.  In Mobile Computing, we experienced strong year-over-year growth, achieving our highest revenue level since 2008.  While we expect a sequential revenue decline from this line of business in the fourth quarter, we are positive on our Mobile Computing prospects for 2011 and believe that we are well positioned for profitable growth.  In M2M, we have achieved global market share leadership in this rapidly emerging space and we are continuing to build on our success.  Our M2M franchise is the largest in world and growing strongly; it is also fundamentally differentiated from our competition on many dimensions.  We have the industry’s broadest product line and strongest global footprint, and we are now delivering on our promise to expand our position in the M2M value chain.  Looking forward, we expect to leverage our leadership position and market advantages to continue to drive profitable M2M growth in Q4 of this year, in 2011 and beyond.

Overall, we continue to be excited about our business and the opportunities that lie ahead.  We are confident that we have the right team, the right structure and a strong business platform to leverage as we continue to drive growth and improve profitability.

Jason W. Cohenour

President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this report include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2010, and up to and including November 8, 2010.  This MD&A should be read together with our unaudited consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2010 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

Our acquisition of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France, on February 27, 2009, enhances our product and service offering in the global M2M market by adding highly sophisticated wireless module platforms and solutions which integrate all of the necessary software and hardware on embedded devices that can be used for a wide variety of applications.  The result of the combination of Sierra Wireless and Wavecom is a global leader that is uniquely positioned to benefit from the anticipated growth in the wireless M2M and mobile computing markets.  The acquisition has significantly expanded and diversified our position in the global M2M market, broadened our product offerings and increased our scale and capabilities in Europe and Asia.

We believe that the markets for mobile broadband connectivity and wireless M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, growing strategic focus on M2M services by wireless operators and expanding end customer awareness of the availability of such services and their benefits.

Our expanded line-up of M2M wireless solutions is used by a wide range of OEMs and enterprises to wirelessly enable their products and solutions.  Our M2M customers cover a broad range of industries, including consumer electronics, networking equipment, automotive, energy, security, transaction processing, industrial control and monitoring, fleet management and public safety.

Our mobile computing products are used by businesses, consumers and government organizations to enable mobile broadband access to the Internet, e-mail, remote databases and corporate and consumer applications.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

On January 29, 2009, prior to the acquisition of Wavecom, we implemented an expense reduction program that was completed during the first quarter of 2009 and included the elimination of 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which included $0.5 million of stock-based compensation expense.

Also prior to our acquisition of Wavecom, Wavecom had announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, and all of these positions were phased out by September 30, 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the research and development (“R&D”) and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the Sierra Wireless location in Carlsbad, California.  In the first nine months of 2009, we incurred a pre-tax charge of approximately $14.3 million related to these initiatives, which included $0.4 million of stock-based compensation expense.  The cost reduction initiatives in the United States and France were substantially completed by the first quarter of 2010.

On September 23, 2010, we announced our new organizational structure designed to sharpen focus on distinct market opportunities and accelerate profitable growth.  The new organizational structure establishes three business units — M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  Dedicated sales, marketing and R&D functions within each business unit bring teams closer to their customers.  Common wireless platforms, an integrated supply chain, and a strong global presence provide leverage and highly competitive scale.  Concurrent with the implementation of the new organizational structure, 61 full time positions, representing approximately 6% of our global workforce, were eliminated as a result of expected improved operating efficiencies.  These reductions are expected to be substantially completed during the fourth quarter of 2010 and are expected to result in an operating expense reduction of approximately $1.0 million per quarter, once fully implemented.  The financial impact of these reductions is expected to be partially offset in 2011 by investments to support new growth opportunities.  In the third quarter of 2010, we incurred a pre-tax charge of $4.2 million for severance and other costs related to this program, which included $0.5 million of stock-based compensation expense.

Key factors that we expect will affect our results in the near term are general economic conditions in the markets we serve, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

We expect that Q4 2010 revenue will remain relatively stable compared to Q3 2010 as a result of increased demand for our AirPrime™ Intelligent M2M Embedded Modules and AirLink™ Intelligent Gateways & Router products offset by a sequential decline in mobile computing revenue due to lower AirCard sales.  Specific product and business development initiatives include:

M2M Business

Our M2M business includes our AirPrime Intelligent Embedded Modules (excluding sales to PC OEMs), AirLink Intelligent Gateways and Routers and AirVantage™ Services Platform and Solutions.  Our M2M revenue was $76.1 million in the third quarter of 2010, compared to $53.8 million in the same period of 2009, an increase of $22.3 million or 42%.

We believe that the market for our M2M products continues to offer profitable growth opportunities.  The M2M market is competitive and our future success will depend in part on our ability to continue to develop differentiated products and services that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime™ Intelligent M2M Embedded Modules (excludes PC OEM embedded modules)

With the acquisition of Wavecom, we have significantly expanded our global position in wireless embedded solutions for M2M.  Our expanded line-up of AirPrime Intelligent Embedded Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our M2M OEM customers cover a broad range of industries including consumer electronics, networking equipment, automotive, energy, security, transaction processing, industrial control and monitoring, fleet management, and public safety.

In the third quarter of 2010, sales of our M2M embedded module products increased 46% to $60.8 million, compared to $41.8 million in the same period of 2009, primarily as a result of strong contribution from sales to consumer, transaction processing, networking, energy and automotive OEM customers.

In the third quarter of 2010, we introduced the industry’s first suite of embedded wireless modules designed specifically for automotive manufacturers — setting a new standard for “automotive-grade” wireless modules.  The new Sierra Wireless AirPrime™ AR Series intelligent embedded modules are based on more than a decade of experience in meeting the needs of automotive customers. They are the first wireless modules designed and developed from the ground up to achieve the highest level of compliance with automotive specifications, providing an unmatched level of quality and performance under harsh operating conditions. We have multiple design wins for the AirPrime AR Series with leading automotive manufacturers.  We expect commercial shipments of these modules to begin in mid-2011.

We announced the launch of a suite of new AirPrime MC Series embedded modules designed for LTE networks, enabling manufacturers to take advantage of the latest generation of high-speed mobile networks, which deliver up to 100 megabits per second (“Mbps”) download speeds and 50 Mbps upload speeds.  The AirPrime MC7750 module supports LTE, EV-DO and HSPA+ networks, while the AirPrime MC7700 and MC7710 modules support LTE and HSPA+ in different frequency bands.  The AirPrime MC7750 and MC7700 modules are now sampling and the AirPrime MC7710 module is expected to be available for sampling during the first half of 2011.

We introduced the AirPrime MC8801, designed for HSPA+ Dual Carrier networks with peak network downlink speeds of 42 Mbps.  The AirPrime MC8801 is expected to begin shipping in the fourth quarter of 2010.  To provide a more cost effective alternative for manufacturers that do not require the top speed, our new AirPrime MC8704 and AirPrime MC8705 intelligent embedded modules for HSPA+ networks are expected to be available in early 2011.  Also during the third quarter of 2010, A.P. Systems, an Italian supplier of information and communication technology to utilities and public administrations, selected our AirPrime WMP100 and Open AT Operating System to provide wireless connectivity in its smart wireless multi-metering solution.

In the second quarter of 2010, EDMI Limited (“EDMI”), based in Singapore, integrated our Sierra Wireless AirPrime WMP100 intelligent embedded module into its electronic energy meter to enable EDMI customers to control power consumption and read meters in real time.  We announced that PFK Electronics (Pty) Ltd. (“PFK”), a designer and manufacturer of automotive security products in South Africa, and inthinc, inc., a company focused on developing solutions to positively impact driver behavior, are both using our AirPrime WMP100  to enhance road safety by ensuring their devices can reliably connect to central systems in real time.  Also during the second quarter of 2010, we announced the availability of our new AirPrime XM0110 GPS Module which provides easy-to-use, and optimized GPS feature integration for wireless applications requiring location information.  PFK is integrating our AirPrime XM0110 GPS Module into a series of products for fleet management, asset tracking and stolen vehicle recovery.  We also launched our new Sierra Wireless AirPrime Q2668 intelligent embedded module with China Mobile for use on its TD-SCDMA network.

In the first quarter of 2010, we launched our new AirPrime SL Series intelligent embedded modules. Designed to suit the needs of manufacturers of small host devices in high-volume production, such as e-book readers, personal navigation devices and gaming devices, the Sierra Wireless AirPrime SL Series offers EDGE and HSPA connectivity in a compact, lightweight form factor. Also during the first quarter of 2010, Funkwerk Enterprise Communications GmbH selected our AirPrime MC8790 HSPA Embedded Module to provide high-speed mobile broadband connectivity to the Funkwerk bintec RS120wu router.   We believe the long-term growth and profitability prospects in the embedded M2M market are strong and we plan to continue to invest to expand our leadership position.

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial and financial organizations, and are among our highest gross margin products.  We continue to believe that there are strong profitable growth prospects for our AirLink intelligent solutions and we intend to capture these opportunities through segment, product line and geographical expansion.

In the third quarter of 2010, revenue from AirLink intelligent gateway solutions increased 21% to $12.5 million from $10.3 million in the same period of 2009 primarily due to growing sales in Europe and Asia.

In the third quarter of 2010, Itron selected Sierra Wireless AirLink™ Raven X and Raven XE Intelligent M2M Gateways to provide the primary cellular connection in its new CCU 100, a key component of its ChoiceConnect fixed network platform. Through a joint marketing agreement, the two companies also have agreed to leverage their combined marketing and sales resources to co-market the solution to utility customers.  Also during the third quarter of 2010, we collaborated with Pulse Energy, a provider of building energy management solutions, to deliver cellular deployments that enable customers to more efficiently monitor and manage energy usage.

During the second quarter of 2010, together with NetMotion Wireless, a provider of secure mobile productivity and management software, we announced a joint marketing agreement to deliver combined mobile data solutions for emergency first responders and utility workers.  Our AirLink in-vehicle GPS gateways and routers now support Garmin’s Fleet Management Interface, which simplifies the integration of AirLink gateways with Garmin’s personal navigation devices used in conjunction with dispatch or automatic vehicle location systems.  During the second quarter of 2010, we also announced the availability of the Sierra Wireless AirLink MP895 and the Raven XE platforms with quad-band HSPA frequency support.

During the first quarter of 2010, together with Prumaro d.o.o. and local integrator Telos d.o.o., we announced the deployment of Prumaro’s GEM interactive digital signage application, powered by our AirLink Pinpoint X mobile communications gateway in public buses and kiosks throughout Slovenia’s capital of Ljubljana.

AirVantage™ Services Platform and Solutions

Our AirVantage business provides solutions and services that enable solution providers, OEMs and telecom operators to accelerate the deployment of complete M2M solutions for managing remote equipment and assets.  These solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage services platform.  Our services platform is scalable, secure and compatible with a broad range of available wireless equipment.

During the third quarter of 2010, TELUS selected the Sierra Wireless AirVantage services platform to provide service management for connected devices.  Under a multi-year strategic agreement, TELUS will integrate the Sierra Wireless AirVantage services platform into its network operations to provide M2M customers with online access to a comprehensive suite of M2M service creation, delivery and management capabilities, making it simpler and faster to bring M2M services to market and opening new service opportunities.  Also during the third quarter of 2010, NURI Telecom, a South Korean company specializing in next generation automatic meter reading solutions, selected our AirPrime Q2686 intelligent embedded module to integrate into its advanced meter reading solution and will also use our AirVantage Management Services for AirPrime to remotely monitor, manage and upgrade application software and firmware on the devices once they are in the field.

During the second quarter of 2010, we added important new features to the platform achieved key customer deployment milestones and secured new solution design wins in the energy management and outdoor advertising segments.

During the first quarter of 2010, we signed a services contract with IBM to host a new services platform dedicated to our software as a service M2M offering.  The new hosting facility is expected to support a growing number of North American customers, including Orbcomm Inc. that went live on the platform in March 2010.  We announced a new Consumer Device Management application for the Sierra Wireless AirVantage Services Platform that offers wireless network operators and M2M solution providers a simple, cost effective way to deploy and manage mass market consumer devices.  In addition, together with the French wireless network operator Bouygues Telecom, we introduced a new bundled offer for wireless M2M communication that targets industrial, sales and payment, and security solutions.  The bundle gives access to Bouygues Telecom’s prepaid pan-European data airtime on the new Sierra Wireless AirLink™ GL6100 GSM/GPRS modem with Embedded SIM and includes a one year subscription to Sierra Wireless’ AirVantage™ Management Services for remote diagnosis and software upgrades.

Mobile Computing Business

Our mobile computing business includes our AirCard® Mobile Broadband Devices and embedded modules for PC OEM customers.  Our mobile computing revenue increased 18% to $96.6 million in the third quarter of 2010, compared to $81.9 million in the same period of 2009.  This increase was primarily due to continued strong demand for our dual-mode EVDO/WIMAX products, including the Overdrive mobile hotspot as well as the AirCard 250U that was launched late in the second quarter by Sprint and Clearwire Corporation (“Clear”).  We also saw strong revenue contribution and significant new product launch activity in our HSPA+ product lines.

AirCard® Mobile Broadband Devices

Our AirCard mobile broadband device family includes our AirCard branded PC cards, USB modems and mobile Wi-Fi hotspots.  Our AirCards, sold to wireless operators around the world, provide a simple way to connect notebooks, netbooks and other electronic devices to the Internet, over 3G and 4G mobile broadband networks.  In the third quarter of 2010, sales of our AirCard products increased 15% to $90.4 million, compared to $78.5 million in the same period of 2009, due primarily to strong sales of recently launched products and the addition of new customers for these products.

We believe that the market for our AirCard products continues to offer profitable opportunities.  Competition in this market continues to be intense and our future success will depend in part on our ability to continue to develop differentiated products that meet our customers’ evolving technology, design, schedule and price requirements.

During the third quarter of 2010, we continued to have strong positions with AT&T and Telstra for shipments of our HSPA AirCards, as well as with Sprint and Clear for shipments of our 3G/4G Mobile Hotspot and 3G/4G AirCards.

During the third quarter of 2010, we announced new AirCard USB modems and mobile hotspots supporting the latest LTE network technologies and data rates.  These new devices are expected to be introduced in the first half of 2011.  Our AirCard 312U, also called the Telstra Ultimate USB modem, became commercially available in Australia during this quarter.  The AirCard 312U, operating on Dual Carrier HSPA+ networks, is the world’s first HSPA+ modem that supports download speeds of up to 42 Mbps, doubling the downlink speeds of current HSPA+ networks.

During the second quarter of 2010, we began commercial shipments of the Sprint 3G/4G USB 250U mobile broadband modem from Sierra Wireless, also known as the AirCard 250U, with download speeds up to 10 times faster than 3G in any of the 33 Sprint 4G markets.  We also began commercial shipments to Clear of our AirCard 250U, called the Series S 4G+ modem.  Time Warner Cable announced that IntelliGo, also known as the Sierra Wireless AirCard W801 3G/4G Mobile Hotspot, is available on the Time Warner Cable 4G network with Road Runner Mobile.  In addition, AT&T announced the availability of our Sierra Wireless AirCard 890, an HSPA device with a 2-in-1 form factor that supports both PC card and ExpressCard slots.

During the first quarter of 2010, we began shipping the Sierra Wireless AirCard W801 Mobile Hotspot, the world’s first wireless mobile hotspot that combines 3G (EV-DO Rev A) with 4G (WiMax) and WiFi technologies. Also known as the Overdrive™ 3G/4G Mobile Hotspot launched by Sprint, this product turns a single Internet connection into a wireless LAN that can be shared by multiple users. Also during the first quarter of 2010, together with Telefonica, using the Sierra Wireless AirCard 310U USB modem, we showcased a unique product and service combination whereby a customer would be provided with an online storage vault accessed directly via the USB modem. DNA Ltd., a Finnish telecommunications company, began offering its customers even faster connections with our modem devices, the first time Sierra Wireless USB modems have been commercially available in Finland.

Also in the first quarter of 2010, we announced that the Sierra Wireless AirCard product line will provide a Windows 7 Device Stage experience across multiple devices. We are the first mobile broadband modem supplier to deploy a Device Stage experience, which provides customers with more convenient, intuitive access to their device and account information.

AirPrime™ Intelligent Embedded Modules for PC OEMs

In the third quarter of 2010, revenue from sales of our AirPrime Intelligent Embedded Modules to PC OEM customers increased 113% to $6.1 million from $2.8 million in the same period of 2009.

In the third quarter of 2010, we secured two additional PCOEM design wins. In the second quarter of 2010, we made good progress in re-energizing our position in the market and have secured important new design wins with Tier 1 and Tier 2 OEMs for platforms scheduled to launch in 2011.  During the first quarter of 2010, Fujitsu selected us to provide 3G mobile broadband for several new models in Fujitsu’s LIFEBOOK series notebooks.  Panasonic Computer Solutions Company, manufacturer of the durable, reliable Panasonic Toughbook® mobile computers, announced that it would deploy our Gobi2000™ module across its Toughbook line of rugged mobile computers.  We also have new design wins with two Tier 1 PC OEM customers utilizing Gobi 3000 technology on platforms that we expect will launch in 2011.

We believe that these new design wins will enable us to continue to grow our revenue from PC OEM customers in subsequent quarters.  Our ability to secure additional design wins in the PC OEM market will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule, and price requirements.

Selected Annual Information

Years ended December 31,	2007	2008	2009

Revenue	$439,903	$567,308	$526,384
Net earnings (loss)	32,459	62,583	(39,899)
Basic earnings (loss) per share	1.17	2.00	(1.29)
Diluted earnings (loss) per share	1.16	2.00	(1.29)
Total assets	385,021	462,386	484,519
Total long-term liabilities	6,919	15,105	36,105

See discussion under “Results of Operations” for factors that have caused period to period variations.

Results of Operations

The following table sets forth our operating results for the three and nine months ended September 30, 2010, expressed as a percentage of revenue:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	71.7	64.2	70.7	66.4
Gross margin	28.3	35.8	29.3	33.6
Expenses
Sales and marketing	7.0	10.8	8.2	10.4
Research and development	12.9	16.6	13.3	15.7
Administration	5.1	7.1	5.6	7.0
Acquisition costs	—	0.3	—	2.0
Restructuring costs	2.5	3.9	1.5	4.2
Integration costs	0.4	1.0	0.9	0.7
Amortization	1.7	3.6	1.9	3.2
	29.6	43.3	31.4	43.2
Loss from operations	(1.3)	(7.5)	(2.1)	(9.6)

Foreign exchange gain (loss)	1.4	1.5	(1.4)	0.8
Other expense	—	(0.1)	—	(1.1)
Earnings (loss) before income taxes	0.1	(6.1)	(3.5)	(9.9)

Income tax expense (recovery)	(0.3)	(0.5)	(0.3)	—
Earnings (loss) before non-controlling interest	0.4	(5.6)	(3.2)	(9.9)
Less: Non-controlling interest	—	—	—	(0.2)
Net earnings (loss)	0.4%	(5.6)%	(3.2)%	(9.7)%

Our revenue by business line, product and geographical region is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenue by business line
M2M	44%	40%	51%	36%
Mobile computing	56	60	49	64
	100%	100%	100%	100%

Revenue by product
AirPrime Intelligent Embedded Modules	39%	33%	46%	30%
AirCard Mobile Broadband Devices	52	58	45	61
AirLink Intelligent Gateways and Routers	7	8	7	8
AirVantage Solutions and Other	2	1	2	1
	100%	100%	100%	100%

Revenue by geographical region
Americas	52%	61%	47%	62%
Europe, Middle East and Africa (“EMEA”)	12	17	13	17
Asia-Pacific	36	22	40	21
	100%	100%	100%	100%

See discussion under “Results of Operations” for factors that have caused period to period variations.

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or  is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to  adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of the non-GAAP financial measures for the three and nine months ended September 30, 2010 and 2009 to our U.S. GAAP results and exclude stock-based compensation, acquisition amortization, Wavecom integration costs, restructuring costs, foreign exchange gains or losses, tax adjustments and non-controlling interest related to the non-GAAP adjustments:

	Three months ended September 30,		Nine months ended September 30,
(in millions of U.S. dollars)	2010	2009	2010	2009

Revenue — GAAP and Non-GAAP	$172.7	$135.7	$483.2	$382.4

Gross margin — GAAP	$49.0	$48.6	$141.5	$128.6
Stock-based compensation	0.1	0.1	0.4	0.4
Gross margin — Non-GAAP	$49.1	$48.7	$141.9	$129.0

Loss from operations — GAAP	$(2.2)	$(10.2)	$(10.2)	$(36.6)
Stock-based compensation	2.1	1.7	5.5	6.4
Transaction costs	—	0.4	—	7.7
Restructuring and other costs	3.8	5.5	7.0	15.2
Integration costs	0.7	1.3	4.2	2.5
Acquisition related amortization	3.4	6.4	10.1	14.9
Earnings from operations — Non-GAAP	$7.8	$5.1	$16.6	$10.1

Net earnings (loss) — GAAP	$0.7	$(7.6)	$(15.4)	$(37.2)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	9.6	15.1	25.2	46.1
Foreign exchange (gain) loss	(2.4)	(2.0)	6.8	(3.0)
Interest expense	—	—	—	4.3
Non-controlling interest	—	—	(0.1)	(0.7)
Tax impact related to net change in tax assets and tax provision adjustment for actual taxes filed	(1.4)	—	(1.4)	—
Net earnings — Non-GAAP	$6.5	$5.5	$15.1	$9.5

Diluted earnings (loss) per share — GAAP	$0.02	$(0.25)	$(0.49)	$(1.20)
Diluted earnings per share — Non-GAAP	$0.21	$0.18	$0.48	$0.30

Results of Operations — Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009

Revenue

Revenue increased to a record $172.7 million for the three months ended September 30, 2010, compared to $135.7 million in the same period of 2009, an increase of 27%.  This increase in revenue was a result of a 42% increase in sales of our M2M products and an 18% increase in sales of our mobile computing products.  Our sales of M2M products increased primarily due to strong sales of our embedded modules used in consumer electronics and across a broad base of M2M markets.  Increased sales of our mobile computing products were driven by strong sales of recently launched AirCard products and the addition of new customers for these products.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 52%, 12% and 36%, respectively, of our total revenue in the third quarter of 2010, compared to 61%, 17% and 22%, respectively, of our total revenue in the same period of 2009.  Our business in North America increased by 9% compared to the third quarter of 2009 due primarily to an increase in sales of recently launched AirCard products.  Our business in EMEA decreased by 15% compared to the third quarter of 2009 due primarily to a decrease in sales of our AirCards.  Our business in the Asia-Pacific region increased 111% compared to the third quarter of 2009 due primarily to increased sales of our embedded modules used in consumer electronics and AirCard sales.

In the third quarter of 2010, Sprint and Clear each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 31% of our revenue.  In the third quarter of 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 43% of our revenue.

We expect that Q4 2010 revenue will remain relatively stable compared to Q3 2010, as a result of increased demand for our AirPrime™ Intelligent M2M Embedded Modules and AirLink™ Intelligent Gateways & Router products offset by a sequential decline in mobile computing revenue due to lower AirCard sales.

Gross margin

Gross margin amounted to $49.0 million for the three months ended September 30, 2010, or 28.3% of revenue, compared to $48.6 million, or 35.8% of revenue, in the same period of 2009.  The decrease in gross margin percentage resulted primarily from our newer AirCard products that have a lower gross margin in the early stages of their product lives and a greater sales mix of lower margin consumer OEM embedded module sales.  Gross margin included $0.1 million of stock-based compensation expense in each of the third quarters of 2010 and 2009.

During the fourth quarter of 2010, we expect that our gross margin percentage will increase slightly compared to the third quarter of 2010 primarily as a result of an expected improvement in gross margin of our newer AirCard products and product mix.

Sales and marketing

Sales and marketing expenses were $12.1 million, or 7.0% of revenue, for the three months ended September 30, 2010, compared to $14.7 million, or 10.8% of revenue, in the same period of 2009, a decrease of 17%.  The decrease in sales and marketing costs is due primarily to the cost reduction initiatives related to the integration of Wavecom and Sierra Wireless.  Sales and marketing expenses included $0.4 million of stock-based compensation expense in each of the third quarters of 2010 and 2009.

Research and development

Research and development expenses amounted to $22.2 million, or 12.8% of revenue, for the third quarter of 2010, compared to $22.5 million, or 16.6% of revenue, in the same period of 2009, a decrease of 2%.  The decrease is due primarily to the cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that were announced in 2009 and substantially completed during the first quarter of 2010, partially offset by an increased investment in new product development during the third quarter of 2010.

Included in research and development expenses was $0.3 million of stock-based compensation expense in each of the third quarters of 2010 and 2009.

Research and development expenses, excluding French research and development tax credits, were $22.9 million, or 13.2% of revenue, for the three months ended September 30, 2010, compared to $22.7 million, or 16.7% of revenue, in the same period of 2009.

Administration

Administration expenses amounted to $8.9 million, or 5.1% of revenue, for the three months ended September 30, 2010, compared to $9.6 million, or 7.1% of revenue, in the same period of 2009, a decrease of 8%.  The decrease in administration costs is primarily due to the cost reductions related to the integration of Wavecom and Sierra.  Included in administration expenses was $0.8 million of stock-based compensation expense in the third quarter of 2010, compared to $0.9 million in the same period of 2009.

Acquisition costs

Acquisition costs were nil for the three months ended September 30, 2010, compared to $0.4 million for the same period of 2009.  The acquisition costs in 2009 were related to the acquisition of Wavecom.

Restructuring costs

In the third quarter of 2010, restructuring costs were $4.3 million, compared to $5.3 million in the same period of 2009.  The restructuring costs in the third quarter of 2010 were primarily due to reductions in our workforce resulting from our new organizational structure announced on September 23, 2010 that was designed to sharpen focus on distinct market opportunities and accelerate profitable growth.  The new organizational structure establishes three business units — M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  Concurrent with the implementation of the new business unit structure, 61 full time positions were eliminated as a result of expected improved operating efficiencies.  These reductions are expected to be substantially completed during the fourth quarter of 2010.

During the second quarter of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted, and all of these positions were phased out by September 30, 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed during the fourth quarter of 2009.   In the third quarter of 2009, restructuring costs of $5.3 million related to the facilities restructuring in France and costs related to positions remaining to be phased out,

Included in restructuring costs was $0.5 million of accelerated stock-based compensation in the third quarter of 2010, compared to nil in the same period of 2009.

Integration costs

In the third quarter of 2010, integration costs related to the acquisition of Wavecom were $0.7 million, compared to $1.3 million in the same period of 2009.  Integration costs include the cost of consultants, employees retained for integration activities and related travel expenses.

Foreign exchange gain (loss)

Our foreign exchange gain was $2.4 million for the three months ended September 30, 2010, compared to a foreign exchange gain of $2.0 million in the same period of 2009. Our foreign exchange gain for the third quarter of 2010 includes a net foreign exchange gain of $0.5 million, compared to $1.5 million in the same period of 2009, on an intercompany balance that the parent company has with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition.

Income tax expense (recovery)

Our income tax recovery was $0.5 million for the three months ended September 30, 2010, compared to of $0.6 million in the same period of 2009.  Included in the income tax recovery for the third quarter of 2010 is $0.4 million related to changes in tax assets, and a tax provision adjustment of $0.9 million resulting from actual taxes filed.

Non-controlling interest

The non-controlling interest for the three months ended September 30, 2010 and 2009 was nil.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that results from shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered the non-controlling interest.

Net earnings (loss)

Our net earnings amounted to $0.7 million, or diluted earnings per share $0.02 per share for the three months ended September 30, 2010, compared to a net loss of $7.6 million, or loss per share of $0.25, in the same period of 2009.  Included in our net earnings was $2.1 million of stock-based compensation expense in the third quarter of 2010, compared to $1.7 million in the same period of 2009.

The weighted average diluted number of shares outstanding was 31.2 million at September 30, 2010, compared to 31.0 million at September 30, 2009.  The increase in the diluted number of shares outstanding is a result of there being no dilution in 2009 when we were in a loss position.  The number of shares outstanding at September 30, 2010 was 31.1 million, compared to 31.0 million at September 30, 2009.

Results of Operations — Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Revenue

Revenue increased to $483.2 million for the nine months ended September 30, 2010, compared to $382.4 million in the same period of 2009, an increase of 26%.  The increase in revenue was primarily a result of an increase in sales of our M2M products, partially offset by a decrease in sales of our mobile computing products.  Our sales of M2M products increased primarily due to strong sales of our embedded modules to consumer, payment and automotive OEM customers and the inclusion of Wavecom products for the full nine months of 2010, compared to only seven months (the period since the date of acquisition on February 27, 2009) in 2009.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 47%, 13% and 40%, respectively, of our total revenue in the first nine months of 2010, compared to 62%, 17% and 21%, respectively, of our total revenue in the same period of 2009.  Our business in North America decreased by 4% compared to the first nine months of 2009 due primarily to a decrease in sales of our AirCards.  Our business in EMEA decreased by 2% compared to the first nine months of 2009 due primarily to a decrease in sales of our AirCards offset by an increase in revenue from the Wavecom acquisition.  Our business in the Asia-Pacific region increased 141% compared to the first nine months of 2009 due primarily to increased sales of our embedded modules and strong AirCard sales, as well as the increased revenue from the Wavecom acquisition.

In the nine months ended September 30, 2010, AT&T, Sprint and Barnes and Noble each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 39% of our revenue.  In the nine months ended September 30, 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 45% of our revenue.

Gross margin

Gross margin amounted to $141.5 million for the nine months ended September 30, 2010, or 29.3% of revenue, compared to $128.6 million, or 33.6% of revenue, in the same period of 2009.  The decrease in gross margin percentage resulted primarily from our newer AirCard products that have a lower gross margin in the early stages of their product lives and a greater mix of lower margin consumer OEM embedded module sales.  Gross margin included $0.4 million of stock-based compensation expense in each of the first nine months of 2010 and 2009.

Sales and marketing

Sales and marketing expenses were $39.5 million for the nine months ended September 30, 2010, flat compared to $39.6 million in the same period of 2009.  This reflects the impact additional staff and costs from the Wavecom acquisition for the full nine months in 2010 compared to only seven months in 2009, offset by cost reduction initiatives related to the integration of Wavecom and Sierra Wireless.  Sales and marketing expenses included $1.1 million of stock-based compensation expense in the nine months ended September 30, 2010, compared to $1.2 million of stock-based compensation expense in the same period of 2009.  Sales and marketing expenses as a percentage of revenue decreased to 8.2% in the nine months ended September 30, 2010, compared to 10.4% in the same period of 2009 due to the increase in revenue.

Research and development

Research and development expenses amounted to $64.3 million, or 13.3% of revenue, for the nine months ended September 30, 2010, compared to $60.2 million, or 15.7% of revenue, in the same period of 2009, an increase of 7%.  The increase is due primarily to the addition of staff and costs from the Wavecom acquisition and increased investment in new product development, partially offset by cost reduction initiatives related to the integration of Wavecom and Sierra Wireless.

During 2009, we finalized our obligations with respect to our conditionally repayable research and development funding agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”).  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn $16.5 million by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In March 2009, we signed an amended agreement under which we will pay a total of Cdn $2.5 million in five equal annual installments commencing March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  We had previously accrued payments under the original agreement and as a result of the amended agreement we had reversed accruals recorded in research and development expense totaling $0.8 million during the first quarter of 2009.

Included in research and development expenses was $1.0 million of stock-based compensation expense in the nine months ended September 30, 2010, compared to $1.1 million in the same period of 2009.

Research and development expenses, excluding government research and development funding repayments and reversal of accruals, as well as French tax credits, were $65.8 million, or 13.6% of revenue, for the nine months ended September 30, 2010, compared to $61.3 million, or 16.0% of revenue, in the same period of 2009.

Administration

Administration expenses amounted to $27.3 million, or 5.6% of revenue, for the nine months ended September 30, 2010, compared to $26.9 million, or 7.0% of revenue, in the same period of 2009.  The slight increase in administration costs reflects the impact of additional staff and costs from the Wavecom acquisition for the full nine months in 2010 compared to only seven months in 2009, partially offset by cost reductions related to the integration of Wavecom and Sierra.  Included in administration expenses was $2.5 million of stock-based compensation expense in the first nine months of 2010, compared to $2.8 million in the same period of 2009.

Acquisition costs

Acquisition costs were nil for the nine months ended September 30, 2010, compared to $7.7 million for the same period of 2009.  The acquisition costs in 2009 were related to the acquisition of Wavecom.

Restructuring costs

In the first nine months of 2010, restructuring costs were $7.5 million, compared to $15.9 million in the same period of 2009.

On September 23, 2010, we announced our new organizational structure designed to sharpen focus on distinct market opportunities and accelerate profitable growth.  The new organizational structure establishes three business units — M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  Concurrent with the implementation of the new business unit structure, 61 full time positions were eliminated as a result of expected improved operating efficiencies.  These reductions are expected to be substantially completed during the fourth quarter of 2010.  In the nine months ended September 30, 2010, we incurred a pre-tax charge of approximately $4.2 million for severance and other costs related to this program, which included $0.5 million of stock-based compensation expense.

During the first nine months of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted, and all of these positions were phased out by September 30, 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed during the fourth quarter of 2009.  During first nine months of 2010 we included an additional provision for costs of the leased North Carolina location, costs related to subleasing a portion of the Issy-les-Moulineaux location, as well as additional employees in Europe who were terminated.  For the nine months ended September 30, 2010 restructuring costs related to this program were $3.3 million, including $0.1 million of stock-based compensation, compared to $14.3 million, including $0.4 million of stock-based compensation expense in the same period of 2009.

In the first nine months of 2009, we also completed an expense reduction program that included the reduction of approximately 56 positions.  As a result, in the nine months ended September 30, 2009, restructuring costs, comprised primarily of severance costs and stock-based compensation expense, amounted to $1.6 million and included $0.5 million of stock-based compensation expense.

Integration costs

In the first nine months of 2010, integration costs related to the acquisition of Wavecom were $4.2 million, compared to $2.5 million in the same period of 2009.  Integration costs include the cost of consultants, employees retained for integration activities, related travel expenses and the impairment of an intangible asset.

Foreign exchange gain (loss)

Our foreign exchange loss was $6.8 million for the nine months ended September 30, 2010, compared to a foreign exchange gain of $3.0 million in the same period of 2009.  Our foreign exchange loss for the first nine months of 2010 includes a net foreign exchange loss of $4.6 million on an intercompany balance that the parent company has with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition.  Our foreign exchange gain for the first nine months of 2009 includes a net foreign exchange gain of $20.2 million on intercompany balances that the parent company had with its self-sustaining foreign operations, partially offset by a realized foreign exchange loss of $15.7 million on Euros that had been held for the Wavecom transaction.

Other expense

Other expense, which includes interest expense and interest income, was $0.2 million for the nine months ended September 30, 2010, compared to $4.1 million in the same period of 2009.  Other expense in 2009 includes $3.9 million of financing costs and $0.6 million of interest expense related to the credit facilities that were set up in connection with the Wavecom acquisition.  Interest income decreased to $0.2 million in the first nine months of 2010, from $0.6 million in the same period of 2009 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense (recovery)

Income tax recovery was $1.6 million for the nine months ended September 30, 2010, compared to income tax expense of $0.3 million in the same period of 2009.  Included in the income tax recovery for the first nine months of 2010 is $0.4 million related to changes in tax assets, and a tax provision adjustment of $0.9 million resulting from actual taxes filed.

Non-controlling interest

The non-controlling interest for the nine months ended September 30, 2010 was $0.2 million, compared to $0.9 million in the same period of 2009.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that results from shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered the non-controlling interest. During the nine months ended September 30, 2010, the tax hold period expired for 152,672 shares, and we purchased those shares for $1.6 million.

Net loss

Our net loss amounted to $15.4 million, or loss per share of $0.49 for the nine months ended September 30, 2010, compared to a net loss of $37.2 million, or loss per share of $1.20, in the same period of 2009.  Included in our net loss was $5.5 million of stock-based compensation expense in the first nine months of 2010, compared to $6.4 million in the same period of 2009.

The weighted average diluted number of shares outstanding was 31.1 million at September 30, 2010, compared to 31.0 million at September 30, 2009.  The number of shares outstanding at September 30, 2010 was 31.1 million, compared to 31.0 million at September 30, 2009.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all ADSs representing Wavecom’s shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

We believe that the result of the combination of Sierra Wireless and Wavecom is a global leader that is uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  The acquisition has significantly expanded our position in the global M2M market, broadened our product offerings and increased our scale and capabilities in Europe and Asia.

International Financial Reporting Standards (“IFRS”)

In November 2008, the Securities and Exchange Commission (“SEC”) announced a proposed roadmap for comment regarding the potential use by U.S. registrants of financial statements prepared in accordance with IFRS.  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board.  On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards.  Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters.  By 2011, assuming completion of certain projects and the SEC staff’s work plan, the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system.  We will continue to monitor the development of the potential implementation of IFRS.

Legal Proceedings

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufactures and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation makes certain allegations that products sold to the carriers by us and our competitors were falsely marked with expired patents or patents that do not cover the marked products.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court, Northern District of California.  The California court has dismissed the litigation against a number of parties, including us.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court, Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July, 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  The patents have been sold to a patent holding company, Norman IP Holdings LLC. Following the sale, we filed a motion to dismiss the Saxon action in the Texas court and, also, filed a Declaratory Judgment action against Norman IP Holdings in the United States District Court, Southern District of California.  Our motion to dismiss the Saxon action in the Texas court was denied.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims of patent infringement are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, MSTG Inc., filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP.  In July 2010, Sprint Spectrum, L.P. notified us that the lawsuit makes certain allegations concerning the wireless data cards and modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In March 2009, a patent holding company, MSTG Inc., filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies including AT&T Mobility LLC.  In July 2010, AT&T Mobility LLC notified us that the lawsuit makes certain allegations concerning the wireless data cards and modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court received a jury verdict of patent non-infringement and invalidity. In February, 2010, DNT LLC filed a motion for a new trial or in the alternative for an amended judgment.  This motion was dismissed by the Court.  DNT LLC has filed an appeal in the Court of Appeal for the Federal Circuit from the Court’s trial verdict and the Court’s judgment dismissing DNT LLC’s motion for a new trial.  While we believe that the appeal in either case will be unsuccessful, we intend to vigorously defend against such appeals.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group). In the first quarter of 2010, Temic Automotive of North America, Inc., d/b/a/ Continental and Continental AG, Wavecom, Inc., Wavecom, S.A., Sierra Wireless, Inc., Sierra Wireless Americas, Inc., and Sierra Wireless, S.A. reached a mutually agreeable settlement of the lawsuits filed early December 2008 in North Carolina Business Court and New York State Court.  The details of the settlement agreement are confidential.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries. Sierra Wireless S.A., Wavecom, Inc., Siemens AG, Siemens Corporation, and Siemens Energy and Automation, Inc. have reached a mutually agreeable settlement of the lawsuit filed in New York State Court.  The details of the settlement agreement are confidential.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Effective January 1, 2009, we adopted a new policy to account for assets acquired and liabilities assumed in a business combination.  Under this policy, the acquisition method is used to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. We have applied this policy to our acquisition of Wavecom.  We did not adopt any other new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets and goodwill generated primarily from our acquisitions of Wavecom in February 2009, AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We determined that we had two reporting units as of December 31, 2009.  We assessed the realizability of goodwill related to each of the reporting units during the fourth quarter of 2009 and determined that the fair value exceeded the carrying amount for each reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value for each reporting unit with the carrying amount of the goodwill for each reporting unit was not required.  There was no impairment of goodwill during the first nine months of 2010 or the year ended December 31, 2009.

•                  We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities was $17.4 million in the nine months ended September 30, 2010, compared to cash provided by operating activities of $44.0 million in the same period of 2009.  The use of cash in operating activities in the first nine months of 2010 primarily resulted from our net loss of $15.6 million increased for net non-cash items of $29.7 million and decreased for changes in other operating assets and liabilities of $31.5 million.

Investing Activities

Cash provided by investing activities was $12.5 million in the nine months ended September 30, 2010, compared to $24.2 million in the same period of 2009.  Cash provided by investing activities in the first nine months of 2010 was due primarily to the net proceeds on maturity of short-term investments of $24.5 million, compared to the use of cash of $7.2 million to fund purchases of short-term investments, net of proceeds on maturity of short-term investments in the same period of 2009.  In the first nine months of 2010, we used cash of $1.6 million to purchase shares from the non-controlling interest.  Cash provided by investing activities in the first nine months of 2009 was due primarily to a reduction in restricted cash of $175.8 million, offset by cash used for the acquisition of OCEANEs of $104.8 million, the acquisition of Wavecom net assets of $146.7 million, which included cash acquired of $139.8 million, and the acquisition of the non-controlling interest of $19.6 million.  We also used cash for expenditures on fixed and intangible assets of $7.5 million and $3.0 million, respectively, for the nine months ended September 30, 2010, compared to $8.3 million and $5.1 million, respectively, in the same period of 2009.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $2.1 million in the nine months ended September 30, 2010, compared to $8.3 million in the same period of 2009.  The use of cash in the first nine months of 2010 was due primarily to the repayment of long-term obligations of $2.3 million.  During the first nine months of 2009, we received proceeds from the term loan of $102.7 million which was used to purchase the Wavecom OCEANEs and subsequently repaid the term loan with cash acquired from the acquisition of Wavecom.  In the first nine months of 2009, we also received proceeds from the exercise of Wavecom options of $4.1 million and used cash of $3.9 million for financing costs related to the credit facilities that were set up to finance the Wavecom acquisition and $6.4 million to fund our restricted share unit program.

As of September 30, 2010, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completion of the purchase of the non-controlling interest of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $105.0 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months, based on current business plans.  Our capital expenditures during the fourth quarter of 2010 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of September 30, 2010:

Payments, in millions of U.S. dollars, due in fiscal

2010	$2.6
2011	6.8
2012	3.0
2013	2.8
2014	2.7
Thereafter	6.4
Total	$24.3

As of September 30, 2010, we had tax obligations for uncertain tax positions of $7.9 million.

We have entered into purchase commitments totaling approximately $123.3 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2010 and March 2011.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $105.0 million at September 30, 2010, compared to $134.4 million at December 31, 2009.

•                  Accounts receivable amounted to $132.2 million at September 30, 2010, compared to $86.5 million at December 31, 2009.

•                  We have a credit facility with two Canadian chartered banks as described below.  At September 30, 2010, there were no borrowings under this credit facility.

Credit Facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  No amount was drawn down under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as lenders that provided for a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218.0 million, was used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136.8 million and a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218.0 million issued under the Term Facility.  On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of our cash that secured the Term Facility and the letter of credit was reduced from €218.0 million to €22.2 million.   The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80.473 million under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55.0 million, is to be used for working capital requirements and is secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and amended the maximum amount from $55.0 million to $10.0 million.  Since December 1, 2008, we have not drawn any amount under the Revolving Facility.

At September 30, 2010, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

During the first quarter of 2010, we obtained a letter of credit to ensure our performance to a third party customer in accordance with specified terms and conditions.  At September 30, 2010 we had $0.6 million (2009 — nil) outstanding under the letter of credit, which approximates its fair value.  The letter of credit expires in September 2011.

Market Risk Disclosure

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in EMEA and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  Our risk associated with currency fluctuations associated with the Euro has increased as a result of our acquisition of Wavecom and cash balances that we hold in Euros.  SierraWireless S.A., formerly Wavecom, whose functional currency is Euros, uses derivatives such as foreign currency forward and options contracts to reduce our foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars.  All derivatives that were outstanding at September 30, 2010 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we transact with major banks and financial institutions.

Related Party Transactions

During the three and nine months ended September 30, 2010, there were no material related party transactions.

Changes in Internal Control over Financial Reporting

Prior to our acquisition of Wavecom, Wavecom maintained effective internal control over financial reporting based on criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We are evaluating Wavecom’s internal control over financial reporting but are not aware of any changes since the date of acquisition that have materially affected, or are reasonably likely to materially affect, Sierra Wireless’ internal control over financial reporting.

There have been no changes in Sierra Wireless’ internal control over financial reporting during the three and nine months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eleven most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2009.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares. Certain figures have been reclassified for comparative purposes to conform to the current year presentation.

	Quarter Ended
2010	Mar 31	Jun 30	Sep 30

Revenue	$151,317	$159,116	$172,732
Cost of goods sold	104,983	112,906	123,778
Gross margin	46,334	46,210	48,954

Expenses:
Sales and marketing	14,156	13,183	12,137
Research and development	20,541	21,534	22,178
Administration	9,584	8,835	8,865
Restructuring costs	1,611	1,581	4,316
Integration costs	1,846	1,631	727
Amortization	3,106	2,919	2,939
	50,844	49,683	51,162
Loss from operations	(4,510)	(3,473)	(2,208)
Foreign exchange gain (loss)	(3,658)	(5,460)	2,359
Other income (expense)	(130)	(103)	12
Earnings (loss) before income taxes	(8,298)	(9,036)	163
Income tax recovery	(689)	(399)	(499)
Net earnings (loss) before non-controlling interest	(7,609)	(8,637)	662
Net loss attributable to non-controlling interest	(88)	(82)	(48)
Net earnings (loss)	$(7,521)	$(8,555)	$710

Earnings (loss) per share:
Basic	$(0.24)	$(0.28)	$0.02
Diluted	$(0.24)	$(0.28)	$0.02

Weighted average number of shares (in thousands):
Basic	31,050	31,054	31,077
Diluted	31,050	31,054	31,208

	Quarter Ended				Year
2009	Mar 31	Jun 30	Sep 30	Dec 31	2009

Revenue	$111,407	$135,348	$135,677	$143,952	$526,384
Cost of goods sold	79,886	86,895	87,088	95,223	349,092
Gross margin	31,521	48,453	48,589	48,729	177,292

Expenses:
Sales and marketing	9,362	15,590	14,692	15,191	54,835
Research and development	14,964	22,672	22,546	19,884	80,066
Administration	6,547	10,792	9,589	9,625	36,553
Acquisition costs	6,522	804	364	95	7,785
Restructuring costs	1,726	8,869	5,332	4,678	20,605
Integration costs	254	936	1,332	1,337	3,859
Amortization	2,420	5,001	4,889	(997)	11,313
	41,795	64,664	58,744	49,813	215,016
Loss from operations	(10,274)	(16,211)	(10,155)	(1,084)	(37,724)
Foreign exchange gain (loss)	(9,923)	10,957	1,981	(1,754)	1,261
Other expense	(4,022)	(10)	(88)	(279)	(4,399)
Loss before income taxes	(24,219)	(5,264)	(8,262)	(3,117)	(40,862)
Income tax expense (recovery)	(267)	1,229	(634)	12	340
Net loss before non-controlling interest	(23,952)	(6,493)	(7,628)	(3,129)	(41,202)
Net loss attributable to non-controlling interest	(287)	(622)	—	(394)	(1,303)
Net loss	$(23,665)	$(5,871)	$(7,628)	$(2,735)	$(39,899)

Loss per share:
Basic	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)
Diluted	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)

Weighted average number of shares (in thousands):
Basic	31,032	31,032	31,032	31,042	31,035
Diluted	31,032	31,032	31,032	31,042	31,035

	Quarter Ended				Year
2008	Mar 31	Jun 30	Sep 30	Dec 31	2008

Revenue	$141,949	$155,698	$136,794	$132,867	$567,308
Cost of goods sold	101,909	111,858	98,388	95,484	407,639
Gross margin	40,040	43,840	38,406	37,383	159,669

Expenses:
Sales and marketing	8,190	8,260	9,165	8,675	34,290
Research and development	13,955	14,202	13,089	13,411	54,657
Administration	5,248	5,762	5,173	5,153	21,336
Amortization	1,281	1,212	1,135	1,186	4,814
	28,674	29,436	28,562	28,425	115,097
Earnings from operations	11,366	14,404	9,844	8,958	44,572
Other income	2,459	1,269	522	21,912	26,162
Earnings before income taxes	13,825	15,673	10,366	30,870	70,734
Income tax expense (recovery)	4,148	4,702	3,110	(3,809)	8,151
Net earnings	$9,677	$10,971	$7,256	$34,679	$62,583

Earnings per share:
Basic	$0.31	$0.35	$0.23	$1.12	$2.00
Diluted	$0.31	$0.35	$0.23	$1.12	$2.00

Weighted average number of shares (in thousands):
Basic	31,341	31,371	31,273	31,032	31,254
Diluted	31,427	31,512	31,324	31,032	31,323

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports and MD&A.  Items affecting our results were as follows:

•                  The decrease in revenue and net earnings in the third quarter of 2008 compared to the second quarter of 2008 was primarily a result of missing an expected product launch with a large wireless operator.

•                  The increase in net earnings in the fourth quarter of 2008 compared to the third quarter of 2008 was primarily a result of an unrealized foreign exchange gain of $18.4 million on Euros held in connection with the Wavecom acquisition and a reduction in income tax expense of $6.5 million as a result of reducing our valuation allowance on our current tax assets.

•                  The decrease in net earnings in the first quarter of 2009 compared to the fourth quarter of 2008 was a result of a decrease in revenue due to macro-economic headwinds in key markets and continued intense competition.  In addition, our net loss included Wavecom’s net loss of $3.0 million for the month of March, an unrealized foreign exchange loss of $15.7 million on Euros held in connection with the Wavecom acquisition, Wavecom transaction costs of $10.4 million, restructuring costs of $1.6 million, stock-based compensation of $2.0 million, acquisition related amortization of $2.2 million and integration costs of $0.3 million.

•                  The decrease in our net loss in the second quarter of 2009 compared to the first quarter of 2009 was a result of an increase in gross margin that resulted from product cost reductions and the addition of higher margin products from the acquisition of Wavecom, as well as a decrease in acquisition and financing costs and a foreign exchange gain.  These decreases to our net loss were partially offset by an increase in operating expenses due to the acquisition of Wavecom, restructuring costs and income tax expense.

•                  In the third quarter of 2009, our loss from operations decreased to $10.2 million from $16.2 million in the second quarter of 2009, primarily as a result of a decrease in restructuring and acquisitions costs.  Our operating expenses also decreased due partly to the impact of the restructurings that occurred in May 2009.  Our net loss increased to $7.6 million in the third quarter of 2009, compared to a net loss of $5.9 million in the second quarter of 2009 as a result of a decrease in foreign exchange gain, partially offset by a decrease in income tax expense.

•                  In the fourth quarter of 2009, our loss from operations and net loss decreased to $1.1 million and $2.7 million, respectively, compared to $10.2 million and $7.6 million, respectively, in the third quarter of 2009, primarily as a result of the reversal of purchase price amortization.  During the fourth quarter we received a third party valuation report and revised our estimates of the fair value of the identifiable assets acquired and liabilities assumed which resulted in the adjustment of our purchase price amortization of intangible assets.

•                  In the first quarter of 2010, our loss from operations and net loss increased to $4.5 million and $7.5 million, respectively, compared to $1.1 million and $2.7 million, respectively, in the fourth quarter of 2009 primarily as a result of the increase in amortization expense.  In the fourth quarter of 2009, a reversal of purchase price amortization was recorded to reflect the amounts in the third party valuation report and no such reversal occurred in the first quarter of 2010.

•                  In the second quarter of 2010, our loss from operations and net loss amounted to $3.5 million and $8.6 million, respectively, compared to $4.5 million and $7.5 million, respectively, in the first quarter of 2010.  Our loss from operations decreased primarily due to operating cost reductions related to the integration of Wavecom and Sierra Wireless.

•                  In the third quarter of 2010, our loss from operations amounted to $2.2 million compared to $3.5 million in the second quarter of 2010.  Our loss from operations decreased primarily due to the result of cost reduction initiatives and the increase in revenue.   In the third quarter of 2010 we had net earnings of $0.7 million compared to a net loss of $8.6 million in the second quarter of 2010.  Our net earnings increased primarily due to the decrease in the loss from operations and a foreign exchange gain of $2.4 million in the third quarter of 2010, compared to a foreign exchange loss of $5.5 million in the second quarter of 2010.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”  “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors, uncertainties and assumptions that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  The ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Potential commoditization and saturation in certain markets;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Possible fluctuations in certain foreign currencies relative to the U.S. dollar;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenue.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of significant customers will account for a significant portion of our revenues for the foreseeable future.

In the nine months ended September 30, 2010, three customers individually accounted for more than 10% of our revenue, and in the aggregate, these three customers represented approximately 39% of our revenue.  In the year ended December 31, 2009, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 40% of our revenue.  In the last three fiscal years, there have been three different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields, costs and quality;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and (i) the Canadian dollar through our operations in Canada, (ii) the Euro primarily through our recent acquisition of Wavecom in Europe and (iii) the Australian dollar through sales to certain customers. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the fluctuations in the Canadian dollar relative to the United States dollar, our operating results may be negatively impacted. Wavecom has significant revenue and costs denominated in Euro and certain of our product sales are denominated in Australian dollars, resulting in increased exposure to currency fluctuations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region, we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business.

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies, including our acquisition of Wavecom, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our existing business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Continued difficult market conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States and we are particularly exposed to the downturns in the U.S. economy.  With our acquisition of Wavecom, we have a larger portion of our business based in Europe and will have increased exposure to the market conditions in Europe.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  If the resulting economic pressure on our customers causes them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, our revenues and profitability could decline, perhaps materially.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Revenue	$172,732	$135,677	$483,165	$382,432
Cost of goods sold	123,778	87,088	341,667	253,869
Gross margin	48,954	48,589	141,498	128,563

Expenses:
Sales and marketing	12,137	14,692	39,476	39,644
Research and development	22,178	22,546	64,253	60,182
Administration	8,865	9,589	27,284	26,928
Acquisition costs (note 3)	—	364	—	7,690
Restructuring (note 6)	4,316	5,332	7,508	15,927
Integration (note 7)	727	1,332	4,204	2,522
Amortization	2,939	4,889	8,964	12,310
	51,162	58,744	151,689	165,203
Loss from operations	(2,208)	(10,155)	(10,191)	(36,640)

Foreign exchange gain (loss)	2,359	1,981	(6,759)	3,015
Other income (expense)	12	(88)	(221)	(4,120)
Net earnings (loss) before income taxes	163	(8,262)	(17,171)	(37,745)
Income tax expense (recovery)	(499)	(634)	(1,587)	328
Net earnings (loss)	662	(7,628)	(15,584)	(38,073)
Net loss attributable to the non-controlling interest (note 12)	(48)	—	(218)	(909)
Net earnings (loss) attributable to Sierra Wireless, Inc.	710	(7,628)	(15,366)	(37,164)
Retained earnings (deficit), beginning of period	(34,702)	(8,263)	(18,626)	21,273
Deficit, end of period	$(33,992)	$(15,891)	$(33,992)	$(15,891)

Earnings (loss) per share attributable to Sierra Wireless, Inc.:
Basic	$0.02	$(0.25)	$(0.49)	$(1.20)
Diluted	$0.02	$(0.25)	$(0.49)	$(1.20)

Weighted average number of shares (in thousands):
Basic	31,077	31,032	31,061	31,032
Diluted	31,208	31,032	31,061	31,032

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Earnings (Loss)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Net earnings (loss)	$662	$(7,628)	$(15,584)	$(38,073)
Other comprehensive earnings (loss):
Unrealized gain on marketable securities	—	3	—	26
Realized loss on marketable securities	—	—	—	2
Foreign currency translation	9,934	5,404	(4,164)	4,046
Comprehensive earnings (loss)	10,596	(2,221)	(19,748)	(33,999)
Comprehensive earnings (loss) attributable to the non-controlling interest (note 12)	36	—	27	(798)
Comprehensive earnings (loss) attributable to Sierra Wireless, Inc.	$10,632	$(2,221)	$(19,775)	$(33,201)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	September 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$102,573	$107,491
Short-term investments (note 4)	2,413	26,898
Accounts receivable, net of allowance for doubtful accounts of $4,588 (2009 — $6,504)	132,249	86,466
Inventories (note 5)	36,576	24,708
Deferred income taxes	6,803	6,168
Prepaid expenses and other	13,291	14,039
	293,905	265,770

Fixed assets	22,002	27,956
Intangible assets	73,200	86,674
Goodwill	91,350	95,064
Deferred income taxes	1,533	1,794
Other	—	7,261
	$481,990	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$67,557	$71,035
Accrued liabilities	81,457	54,419
Deferred revenue and credits	636	750
Current portion of long-term obligations (note 8)	1,392	3,371
Current portion of obligations under capital leases (note 9)	364	293
	151,406	129,868

Long-term obligations (note 8)	1,915	3,197
Obligations under capital leases (note 9)	290	245
Other long-term liabilities (note 8)	25,661	32,663
Deferred income taxes	1,345	1,950

Shareholders’ equity:
Share capital (note 10)	326,463	326,043
Shares held for restricted share unit (“RSU”) distribution, at cost (note 10)	(3,915)	(6,442)
Additional paid-in capital	15,787	13,133
Deficit	(33,992)	(18,626)
Accumulated other comprehensive loss	(4,166)	(37)
	300,177	314,071
Non-controlling interest in Wavecom S.A. (note 12)	1,196	2,525
Total shareholders’ equity	301,373	316,596
	$481,990	$484,519

Contingencies (note 15)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash flows from operating activities:
Net earnings (loss)	$662	$(7,628)	$(15,584)	$(38,073)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities
Amortization	8,692	12,179	26,176	30,545
Stock-based compensation (note 11)	2,108	1,693	5,552	6,427
Non-cash restructuring and other	13	4,163	(884)	4,163
Deferred income taxes	(395)	—	(1,093)	—
Loss (gain) on disposal	(61)	42	(72)	(7)
Unrealized foreign exchange loss on restricted cash	—	—	—	15,653
Unrealized foreign exchange loss on term loan	—	—	—	1,215
Changes in operating assets and liabilities
Accounts receivable	(33,015)	(12,314)	(50,358)	21,861
Inventories	(5,705)	4,344	(12,216)	17,148
Prepaid expenses and other assets	1,128	1,027	7,248	1,010
Accounts payable	(900)	10,281	13,901	(7,236)
Accrued liabilities	16,765	1,896	9,845	(8,206)
Deferred revenue and credits	—	(548)	127	(457)
Net cash provided by (used in) operating activities	(10,708)	15,135	(17,358)	44,043

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785 (note 3)	—	—	—	(26,493)
Acquisition of OCEANE convertible bonds (note 3)	—	—	—	(104,767)
Decrease in restricted cash	—	—	—	175,820
Purchase of Wavecom S.A. shares (note 12)	—	—	(1,553)	—
Proceeds on disposal	67	23	73	119
Purchase of fixed assets	(1,817)	(1,449)	(7,535)	(8,268)
Increase in intangible assets	(966)	(3,595)	(2,965)	(5,075)
Purchase of short-term investments	(2,411)	(22,998)	(16,910)	(47,445)
Proceeds on maturity of short-term investments	13,420	16,200	41,389	40,260
Net cash provided by (used in) investing activities	8,293	(11,819)	12,499	24,151

Cash flows from financing activities:
Proceeds on issuance of term loan (note 13(b))	—	—	—	102,716
Repayment of term loan (note 13(b))	—	—	—	(103,931)
Financing costs (note 3)	—	—	—	(3,914)
Issuance of common shares, net of share issue costs	251	5	279	5
Purchase of treasury shares for RSU distribution	—	(3,899)	—	(6,417)
Proceeds on exercise of Wavecom options	—	—	—	4,148
Repayment of long-term liabilities	(242)	(334)	(2,339)	(900)
Net cash provided by (used in) financing activities	9	(4,228)	(2,060)	(8,293)

Effect of foreign exchange changes on cash and cash equivalents	2,970	(1,486)	2,001	(12,574)

Net increase (decrease) in cash and cash equivalents	564	(2,398)	(4,918)	47,327
Cash and cash equivalents, beginning of period	102,009	112,983	107,491	63,258
Cash and cash equivalents, end of period	$102,573	$110,585	$102,573	$110,585

Supplementary information (note 16)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three and nine months ended September 30, 2010 and 2009

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2009 Annual Report.

2.              Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions. The ownership of the other non-controlling interest holders of consolidated subsidiaries is reflected as non-controlling interest and is not significant.

(b)       Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect revenue recognition and the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, as well as royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from the estimates.

(c)        Foreign currency translation

Our functional or primary operating currency is the U.S. dollar.

For financial statements of operations where the functional currency is the U.S. dollar but the transactions are in currencies other than the U.S. dollar, the monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date, and the resulting exchange rate gains and losses are recognized in net earnings (loss).  Non-monetary assets denominated in a currency other than the U.S. dollar are translated at the historical exchange rate in effect on the date of the transaction.

Financial statements for operations where the functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, at historical rates for equity, and at average rates for revenues and expenses.  The accumulated unrealized translation gains and losses in these operations are recorded as a component of other comprehensive earnings (loss).

(d)         Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

3.              Acquisition of Wavecom

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless machine-to-machine (“M2M”) solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218,000.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom, for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,850 (€1,365), resulting in the acquisition of 85.34% of the outstanding shares.  Following a statutory re-opening of the tender offer, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% for cash consideration of $11,817 (€8,908).  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out for cash consideration of $7,752 (€5,851).  The Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

The goodwill of $56,692 (2009 — $56,911) arising from the acquisition results from the expectation that the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia. All of the goodwill was assigned to the Wavecom segment.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The results of Wavecom have been included in our consolidated financial statements since February 27, 2009.  The three and nine months ended September 30, 2009 included revenue of $33,113 and $77,532, respectively, and net loss attributable to Sierra Wireless, Inc. of $15,986 and $40,377, respectively.

There were no Wavecom acquisition and financing costs recognized in the three and nine months ended September 30, 2010.  In the three and nine months ended September 30, 2009, Wavecom acquisition and financing costs of $364 and $11,604, respectively were expensed as follows: $364 and $7,690 in acquisition costs and nil and $3,914 in other expense, respectively.

We have obtained a third party review of the valuation of the assets acquired and liabilities assumed.  The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and marketable securities	$139,785
Other current assets	51,753
Property and equipment	9,916
Intangible assets	71,354
Goodwill	56,692
Other long-term assets	5,231
Deferred income tax	1,110
Total assets acquired	335,841

Current liabilities	52,065
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Deferred income tax	76
Non-controlling interest	13,357
Net assets acquired	$146,709

The fair value of the non-controlling interest at February 27, 2009 of $13,357 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share (see also note 12).

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	3-6	$30,510
In-process research and development	3-9	18,425
Customer relationships	5	16,387
Brand portfolio	5	3,295
Non-compete covenant	2	2,737
Total purchased intangible assets		$71,354

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2009.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2009 or that may be obtained in the future.  If the acquisition of Wavecom had occurred as of January 1, 2009, the pro forma operating results would have been as follows:

	Three months ended September 30, 2009	Nine months ended September 30, 2009

Revenue	$135,677	$399,977
Net loss	(7,205)	(42,437)
Loss per share	$(0.23)	$(1.37)

4.              Investments

Investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.  At September 30, 2010 we had one outstanding short-term investment with a contractual maturity of four months from the date of purchase.

5.              Inventories

	September 30,	December 31,
	2010	2009
Electronic components	$20,382	$10,932
Finished goods	16,194	13,776
	$36,576	$24,708

6.              Restructuring Charges

(a)         September 2010 restructuring

On September 23, 2010, we announced our new business unit structure that resulted in a reduction of our workforce by 61 employees.  At September 30, 2010,  33 of these positions remain to be phased out, of which the majority will be phased out by the fourth quarter of 2010.  The total workforce reduction charges recognized in the third quarter of 2010 of $4,199 included $474 for accelerated stock-based compensation expense and the remainder represented severance and benefits associated with the terminated employees.  The remaining liability of $2,920 (December 31, 2009 — nil) is expected to be substantially paid by December 2010.

(b)         May 2009 restructuring

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom with Sierra Wireless that included combining the research and development (“R&D”) and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the location in Carlsbad, California.  The cost reduction initiatives related to the workforce reduction were substantially completed by the third quarter of 2010.  The current and long-term portions of the facilities restructuring of $811 and $892 (December 31, 2009 — $455 and $760), respectively, are expected to be substantially paid by the second quarter of 2014.

In the first quarter of 2010, the Wavecom location in Brazil was closed resulting in $217 of restructuring charges related to employee terminations.  The liability related to this workforce reduction was paid by March 31, 2010.

(c)          January 2009 restructuring

In January 2009, we implemented an expense reduction program to reduce labor costs.  We reduced our workforce by 56 employees, all of whom were terminated in the first quarter of 2009.  The total workforce reduction charges recognized in the first quarter of 2009 of $1,622 included $501 for accelerated stock-based compensation and the remainder represented severance and benefits associated with the terminated employees. The liability related to this program was substantially paid by the end of the third quarter of 2009.

(d)         Wavecom restructuring

In October 2008, prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, all of which were phased out by September 2010.  In the third quarter of 2009, the restructuring charge of $4,504 primarily related to the exit of a portion of our building in France and excluded the impairment of leasehold improvements of $152 recorded in amortization.  The remaining liability related to the workforce reduction has been substantially paid.  The Wavecom facilities restructuring liability is nil as at September 30, 2010.

In the three and nine months ended September 30, 2010, additional employees were terminated resulting in restructuring charges of $104 and $2,728, respectively, including $66 of accelerated stock based compensation.  The remaining liability related to employee termination costs is expected to be substantially paid by the end of the fourth quarter of 2010.

(e)          Prior period restructuring

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.

Of the facilities restructuring liability outstanding at September 30, 2010, $85 (2009 — $130) is from the 2005 restructuring and $177 (2009 — $267) arises from prior restructurings.  The current and long-term portions of the facilities restructuring are $158 and $104, respectively (2009 — $206 and $191).

The following tables summarize the changes to the restructuring provisions during the three and nine months ended September 30, 2010:

September 2010 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge
Period charges	$4,199	$—	$4,199	$4,199
Cash payments	(887)	—	(887)	—
Non-cash stock-based compensation	(474)	—	(474)	—
Foreign exchange	82	—	82	—
Balance at September 30, 2010	$2,920	$—	$2,920	$4,199

May 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge
Balance at December 31, 2009	$1,211	$1,215	$2,426	$—
Period charges	217	4	221	221
Cash payments	(1,214)	(194)	(1,408)	—
Foreign exchange	(6)	—	(6)	—
Balance at March 31, 2010	208	1,025	1,233	221
Period charges	—	1,006	1,006	1,006
Cash payments	(161)	(170)	(331)	—
Foreign exchange	(5)	—	(5)	—
Balance at June 30, 2010	42	1,861	1,903	1,227
Period charges	—	13	13	13
Cash payments	(34)	(171)	(205)	—
Balance at September 30, 2010	$8	$1,703	$1,711	$1,240

January 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge
Balance at December 31, 2009 and September 30, 2010	$32	$—	$32	$—

Wavecom Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge
Balance at December 31, 2009	$3,918	$3,227	$7,145	$—
Period charges	1,390	—	1,390	1,390
Cash payments	(2,654)	(136)	(2,790)	—
Foreign exchange	(182)	(176)	(358)	—
Balance at March 31, 2010	2,472	2,915	5,387	1,390
Period charges	1,234	1,248	2,482	2,482
Revisions to prior accruals	—	(1,907)	(1,907)	(1,907)
Cash payments	(1,296)	(2,120)	(3,416)	—
Foreign exchange	(168)	(136)	(304)	—
Balance at June 30, 2010	2,242	—	2,242	1,965
Period charges	104	—	104	104
Non-cash stock-based compensation	(66)	—	(66)	—
Cash payments	(1,780)	—	(1,780)	—
Foreign exchange	120	—	120	—
Balance at September 30, 2010	$620	$—	$620	$2,069

Prior Restructurings	Workforce Reduction	Facilities	Total	Restructuring Charge
Balance at December 31, 2009	$—	$397	$397	$—
Cash payments	—	(79)	(79)	—
Revisions to prior accruals	—	51	51	—
Balance at March 31, 2010	—	369	369	—
Cash payments	—	(67)	(67)	—
Revisions to prior accruals	—	3	3	—
Balance at June 30, 2010	—	305	305	—
Cash payments	—	(72)	(72)	—
Revisions to prior accruals	—	29	29	—
Balance at September 30, 2010	$—	$262	$262	$—

Total provision balances, September 30, 2010	$3,580	$1,965	$5,545
Total provision balances, December 31, 2009	$5,161	$4,839	$10,000
Total charges for the three months ended September 30, 2010				$4,316
Total charges for the nine months ended September 30, 2010				$7,508
Total charges for the three months ended September 30, 2009				$5,332
Total charges for the nine months ended September 30, 2009				$15,927

7.              Integration Costs

During the three and nine months ended September 30, 2010, we incurred integration costs related to the acquisition of Wavecom of $727 and $4,204 (2009 — $1,332 and $2,522), which include the cost of consultants, employees retained for integration activities and related travel expenses.

8.              Long-term Liabilities

	September 30,	December 31,
	2010	2009
Facilities (note 6)	$1,965	$4,839
TPC liability (note 15(a)(iv))	1,342	1,729
Less: current portion long-term liabilities	(1,392)	(3,371)
	1,915	3,197
Other long-term liabilities	25,661	32,663
	$27,576	$35,860

Other long-term liabilities include the long-term portions of accrued royalties of $18,647 (2009 — $23,305) and marketing development funds of $7,014 (2009 — $9,358).

9.              Obligations under Capital Leases

Future minimum lease payments under capital leases are as follows:

	September 30, 2010	December 31, 2009
2010	$211	$310
2011	212	157
2012	146	88
2013	72	10
2014	28	—
	669	565
Less amount representing interest	(15)	(27)
	654	538
Less current portion	(364)	(293)
	$290	$245

10.       Share Capital

Common shares and shares held for RSU distribution

Changes in the issued and outstanding common shares and shares held by a trustee for RSU distribution are as follows:

	Common Shares		Shares Held for RSU Distribution
	Number	Amount	Number	Amount
Balance at December 31, 2009	31,048,907	$326,043	1,086,652	$(6,442)
Stock option exercises	4,857	30	—	—
Distribution of vested RSUs	—	—	(314,341)	1,794
Balance at March 31, 2010	31,053,764	326,073	772,311	(4,648)
Stock option exercises	1,899	11	—	—
Distribution of vested RSUs	—	—	(32,759)	187
Balance at June 30, 2010	31,055,663	326,084	739,552	(4,461)
Stock option exercises	48,074	379	—	—
Distribution of vested RSUs	—	—	(95,177)	546
Balance at September 30, 2010	31,103,737	$326,463	644,375	$(3,915)

Share repurchase program

On May 21, 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the Nasdaq.

During the year ended December 31, 2008, 407,700 common shares were purchased for an aggregate purchase price of $4,982 and subsequently cancelled.  The amount paid to acquire the shares over and above the average carrying value was charged to retained earnings.  No additional shares were purchased during the term of the Bid and on May 25, 2009, the Bid terminated.

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at September 30, 2010, stock options exercisable into 617,779 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having a five-year term.

Stock option activity since December 31, 2009 is presented below:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Shares	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2009	2,158,088	$13.51	$12.83	2.5	$3,246
Granted	656,854	9.02	8.66
Exercised	(4,857)	4.68	4.40		21
Forfeited	(213,723)	10.38	9.80
Outstanding, March 31, 2010	2,596,362	12.39	12.20	3.1	1,919
Granted	8,000	7.94	7.78
Exercised	(1,899)	4.13	4.05		7
Forfeited	(24,149)	11.17	10.80
Outstanding, June 30, 2010	2,578,314	12.75	11.98	2.8	1,093
Granted	—
Exercised	(48,074)	5.47	5.22		188
Forfeited	(37,645)	8.56	8.02
Outstanding, September 30, 2010	2,492,595	12.69	12.33	2.6	3,603

Exercisable, December 31, 2009	1,188,034	15.47	14.68		204
Exercisable, March 31, 2010	1,194,286	14.99	14.77		503
Exercisable, June 30, 2010	1,278,805	15.33	14.40		358
Exercisable, September 30, 2010	1,362,421	15.21	14.78		952

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2009 was $1 and $1.

Restricted stock plans

Our non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) provide long-term incentives to certain executives and other key employees and support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to us upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and Nasdaq.  The trust funds are variable interest entities and are included in these consolidated financial statements as shares held for RSU distribution.

Generally, RSUs vest annually over three years, in equal amounts on the anniversary date of the date of the grant.  In February 2010, the non-U.S. employee restricted stock plan was amended to include grants to employees in France.  Under the amendment, grants to employees in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  All vested RSUs will be settled upon vesting by delivery of one common share of Sierra Wireless, Inc. for each vested unit.  The following table summarizes the RSU activity since December 31, 2009:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$

Outstanding, December 31, 2009	975,884	$6.88	$6.53	1.9	$10,349
Granted	323,777	9.07	8.72
Vested	(314,341)	6.64	6.27		2,918
Outstanding, March 31, 2010	985,320	7.52	7.41	2.1	8,301
Granted	—
Vested	(32,759)	19.82	19.43		251
Forfeited	(12,268)	6.41	6.17
Outstanding, June 30, 2010	940,293	7.35	6.91	1.8	6,251
Granted	—
Vested	(95,177)	9.37	8.91		943
Forfeited	(5,584)	6.08	5.62
Outstanding, September 30, 2010	839,532	6.93	6.74	1.6	8,713

The aggregate intrinsic value of RSUs that vested in the three and nine months ended September 30, 2009 was $526 and $1,129.

11.       Stock-based Compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations and Retained Earnings (Deficit) for the non-vested share awards related to the stock option and restricted stock plans described above in note 10:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cost of goods sold	$111	$144	$370	$403
Sales and marketing	367	358	1,141	1,051
Research and development	333	288	991	920
Administration	744	814	2,456	2,336
Restructuring (note 6)	540	—	540	905
Integration (note 7)	—	11	—	31
	$2,095	$1,615	$5,498	$5,646

As of September 30, 2010, the unrecognized compensation costs related to non-vested stock options and RSUs were $4,306 and $3,641 (2009 — $5,185 and $4,473), respectively, which are expected to be recognized over weighted average periods of 2.3 and 1.7 years (2009 — 2.0 and 1.9 years), respectively.

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period.  Grants to French employees are expensed over a two-year vesting period.  Of the stock-based compensation expense recognized in our Consolidated Statements of Operations and Retained Earnings (Deficit) for the three and nine months ended September 30, 2010, $1,087 and $2,892 related to the RSUs, respectively (2009 — $744 and $2,491).

We calculate the fair value of stock options granted using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three and nine months ended September 30, 2010 was $nil and $4.08, respectively (2009 — nil and $1.89).  There were no options granted during neither the three months ended September 30, 2010 nor 2009.  The following assumptions were used in the calculation of the respective fair values:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Expected dividend yield	—	—	—	—
Expected stock price volatility	—	—	60%	57%
Risk-free interest rate	—	—	1.92%	1.84%
Expected life of options	—	—	4 years	4 years
Estimated forfeiture rate	—	—	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Wavecom stock option, warrant plans and free shares

Prior to our acquisition of Wavecom, Wavecom granted founders’ warrants and stock options to its employees, stock options to employees of its subsidiaries, warrants to some members of its board of directors and free shares to its employees of its subsidiaries.  Under the terms of the plans, the options and warrants give the right to purchase one share of Wavecom per option or warrant at an exercise price based either on the stock market price of Wavecom shares on the grant date, or on the average stock market price of Wavecom shares over the twenty trading days prior to the date of grant (in accordance with French Law).  The stock-based compensation related to the pre-acquisition Wavecom plans recognized in the Consolidated Statements of Operations is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cost of goods sold	$—	$—	$—	$11
Sales and marketing	2	24	10	130
Research and development	2	16	12	206
Administration	9	38	32	434
	$13	$78	$54	$781

The unrecognized stock-based compensation for the grants under the plans that existed prior to the acquisition of Wavecom is $32 (€28) (2009 — $119 or €82), which is expected to be recognized by the end of 2012.

12.       Non-controlling Interest

The non-controlling interest represents shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered non-controlling interest.  During the three and nine months ended September 30, 2010, the tax hold period expired for nil and 152,672 shares, respectively, and we purchased these shares for nil and $1,553 (€1,298), respectively, which resulted in a decrease in the paid in capital of nil and $229 during the respective periods.

The following is a reconciliation of the non-controlling interest from December 31, 2009:

Non-controlling interest of Wavecom at December 31, 2009	$2,525
Comprehensive earnings (loss) attributable to non-controlling interest:
Net loss	(88)
Other comprehensive earnings related to foreign currency translation	60
Comprehensive loss attributable to non-controlling interest	(28)
Non-controlling interest of Wavecom at March 31, 2010	2,497
Comprehensive earnings (loss) attributable to non-controlling interest:
Net loss	(82)
Other comprehensive earnings related to foreign currency translation	101
Comprehensive earnings attributable to non-controlling interest	19
Acquisition of non-controlling interest	(1,356)
Non-controlling interest of Wavecom at June 30, 2010	1,160
Comprehensive earnings (loss) attributable to non-controlling interest:
Net loss	(48)
Other comprehensive earnings related to foreign currency translation	84
Comprehensive earnings attributable to non-controlling interest	36
Non-controlling interest of Wavecom at September 30, 2010	$1,196

13.       Financial Instruments

(a)         Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short-term investments are carried at fair market value; their book values at September 30, 2010 were $2,412 (2009 — $18,447). Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximates their fair values.

(b)         Credit facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10,000 that bore interest at prime per annum.  No amount was drawn under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that provided a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218,000, was used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136,766 and a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218,000 issued under the Term Facility.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of our cash that secured the Term Facility and the letter of credit was reduced from €218,000 to €22,162.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80,473 under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55,000, is to be used for working capital requirements and is secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and amended the maximum amount from $55,000 to $10,000.  Since December 1, 2008, we have not drawn on any amount under the Revolving Facility.

At September 30, 2010, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

(c)          Letters of credit

We have entered into a letter of credit under which we have issued performance and bid bonds to ensure our performance to a third party customer in accordance with specified terms and conditions.  At September 30, 2010 we had a performance bond of $315 (2009 — nil) that expires in September 2011, and bid bonds of $314 (2009 — nil) that expires in December 2010.  The values of these bonds approximate their fair market values.  We have not made any payments under these types of bonds.

On December 1, 2008, we drew a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility to facilitate our acquisition of Wavecom.  As of the completion of the squeeze-out of Wavecom shares, the letter of credit was reduced to nil and the Term Facility was no longer available.

(d)         Derivatives

Sierra Wireless S.A. (formerly Wavecom S.A.), whose functional currency is the Euro, uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars.  The fair value of these financial instruments is determined using published exchange rates to calculate the price that would be received to sell the asset or paid to transfer the liability related to the contracts.  Accordingly, these foreign exchange contracts are classified in Level 2 of the fair value hierarchy.  These instruments are recorded at fair value on the balance sheet in prepaid expenses and other.  At September 30, 2010, there were no cash flow hedges.  All derivatives that were outstanding at September 30, 2010 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we transact with major banks and financial institutions.

The following table presents the fair value of the derivative financial instruments at September 30, 2010:

	Notional Amount	Fair Value
Fair value hedge of net receivable transactions invoiced in U.S. dollars and to be collected within two months:
Forward and option contracts selling U.S. dollars against Euros	$10,000	€2

The net foreign currency exposure related to Sierra Wireless S.A.’s assets and liabilities as of September 30, 2010, which are denominated in foreign currencies and then converted to Euros, are as follows:

	U.S. Dollars	Other Currencies
Assets	€5,753	€56
Hedging of assets in foreign currencies (balance sheet)	7,353	—
Net assets after hedging	€(1,600)	€56

Liabilities	€8,060	€5
Hedging of liabilities in foreign currencies (balance sheet)	—	—
Net liabilities after hedging	€8,060	€5

14.       Income Taxes

We evaluated all uncertain tax positions and determined that the unrecognized tax benefits at December 31, 2009 were $7,754 (2008 — $9,344).  This was increased in the three and nine months ended September 30, 2010 by $18 and $146 (2009 — decreases of $769 and $379), respectively, resulting in unrecognized tax benefits of $7,900 as at September 30, 2010.  If these tax benefits as at September 30, 2010 and December 31, 2009 were recognized, they would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three and nine months ended September 30, 2010, we recorded an expense of $99 and $327 (2009 — recovery of $170 and expense of $194), respectively, for interest and penalties.  At September 30, 2010, we had accrued $1,462 (December 31, 2009 — $1,135) for potential interest and penalties.

15.       Contingencies

(a)  Contingent liability on sale of products

(i)                 Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)              We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)           Under certain research and development funding agreements, we are contingently liable to repay up to $3,167.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)          Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the years ended December 31, 2009 and 2008 we claimed nil. As of September 30, 2008, the repayable funding had been fully expensed.  During the three and nine months ended September 30, 2010 and 2009, we expensed nil in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. Given the termination of the Voq professional phone initiative in the second quarter of 2005, no costs have been claimed under this agreement since June 2005.  A total of Cdn. $4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative.  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn. $16,455 by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In addition, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the three and nine months ended September 30, 2010 and 2009, we have recorded nil, in research and development expense.  In March 2009, we signed an amended agreement under which we will pay a total of $2,155 (Cdn. $2,500) in five equal annual installments commencing March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  In the three and nine months ended September 30, 2010, we repaid nil and $476 (Cdn. $500) (2009 — nil and $394 (Cdn. $500)).  We had previously accrued the royalty repayments and as a result of the amended agreement we reversed accruals in research and development expense of nil in the three and nine months ended September 30, 2010 (2009 — nil and $753 or Cdn. $957).

(v)             We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.

An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2009	$4,630
Provisions	1,427
Expenditures	(1,787)
Balance, March 31, 2010	4,270
Provisions	1,626
Expenditures	(1,708)
Balance, June 30, 2010	4,188
Provisions	1,418
Expenditures	(1,307)
Balance, September 30, 2010	$4,299

(b)    Other commitments

We have entered into purchase commitments totaling approximately $123,322 (December 31, 2009 — $109,421) with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October and March 2011.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)     Legal proceedings

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufactures and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation makes certain allegations that products sold to the carriers by us and our competitors were falsely marked with expired patents or patents that do not cover the marked products.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court, Northern District of California.  The California court has dismissed the litigation against a number of parties, including us.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court, Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July, 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  The patents have been sold to a patent holding company, Norman IP Holdings LLC. Following the sale, we filed a motion to dismiss the Saxon action in the Texas court and, also, filed a Declaratory Judgment action against Norman IP Holdings in the United States District Court, Southern District of California.  Our motion to dismiss the Saxon action in the Texas court was denied.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims of patent infringement are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, MSTG Inc., filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP.  In July 2010, Sprint Spectrum, L.P. notified us that the lawsuit makes certain allegations concerning the wireless data cards and modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In March 2009, a patent holding company, MSTG Inc., filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies including AT&T Mobility LLC.  In July 2010, AT&T Mobility LLC notified us that the lawsuit makes certain allegations concerning the wireless data cards and modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court received a jury verdict of patent non-infringement and invalidity. In February, 2010, DNT LLC filed a motion for a new trial or in the alternative for an amended judgment.  This motion was dismissed by the Court.  DNT LLC has filed an appeal in the Court of Appeal for the Federal Circuit from the Court’s trial verdict and the Court’s judgment dismissing DNT LLC’s motion for a new trial.  While we believe that the appeal in either case will be unsuccessful, we intend to vigorously defend against such appeals.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group). In the first quarter of 2010, Temic Automotive of North America, Inc., d/b/a/ Continental and Continental AG, Wavecom, Inc., Wavecom, S.A., Sierra Wireless, Inc., Sierra Wireless Americas, Inc., and Sierra Wireless, S.A. reached a mutually agreeable settlement of the lawsuits filed early December 2008 in North Carolina Business Court and New York State Court.  The details of the settlement agreement are confidential.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries. Sierra Wireless S.A., Wavecom, Inc., Siemens AG, Siemens Corporation, and Siemens Energy and Automation, Inc. have reached a mutually agreeable settlement of the lawsuit filed in New York State Court.  The details of the settlement agreement are confidential.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

16.       Supplementary Information

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Cash received for:
Interest	$77	$104	$174	$692
Income taxes	93	—	206	—
Cash paid for:
Interest	36	174	371	793
Income taxes	192	8	806	2,228
Non-cash financing activities
Purchase of fixed assets funded by obligation under capital lease	261	—	412	—

17.       Segmented Information

Effective January 1, 2010, we integrated the legacy Sierra Wireless and Wavecom segments, and as a result our reportable segments have changed from those reported at December 31, 2009.  We operate in one segment, the wireless solutions industry, and all of our products and services are included in this segment.

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to significant customers are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Customer A	less than 10%	$35,737	$50,692	$95,813
Customer B	$33,058	22,501	83,360	75,479
Customer C	less than 10%	—	55,782	—
Customer D	19,731	—	less than 10%	—